

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

<u>Via E-mail</u>
Mr. Patrick J. O'Leary
Executive Vice President and Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **SPX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-6948**

Dear Mr. O'Leary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Critical Accounting Policies and Use of Estimates, page 42</u>

<u>Long-Term Contract Accounting, page 42</u>

1.   We note a portion of your revenues are recognized under the percentage-of-completion method and that these revenues require estimates of future revenues and costs. We further note your reference here to "underlying factors used to estimate our costs to complete and percentage-of-completion." Please revise future filings to provide greater insight into the significant estimates and judgments used in your application of the percentage-of-completion method for revenue recognition. Specifically discuss the nature of the

underlying factors used to estimate your costs to complete and percentage-of-completion. Provide us with a sample of your proposed expanded disclosure.

2.   Further to the above, we note your disclosure that revisions to costs and income on projects are recognized in the period in which the revisions are determined. Please clarify for us how often you analyze the contracts for potential revisions to the costs and income on the project.

Notes to Consolidated Financial Statements, page 55

Note 14 – Commitments, Contingent Liabilities and Other Matters, page 97

General, page 98

3.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

Exhibit 32.1

4.   We note the certification filed as Exhibit 32.1 refers to the Annual Report on Form 10-K for the year ended December 31, 2010. Please amend the filing to include the required certification on your Annual Report on Form 10-K for the year ended December 31, 2011.

Exhibit 99.1

5.   We note the audit report on your financial statements references the work of other auditors relating to the audit of EGS Electrical Group, LLC, your investment that is accounted for under the equity method. We further note that you have provided the separate report of the other accountant in accordance with Rule 2-05 of Regulation S-X. Please amend your filing to include a report from the other independent registered public accounting firm that performed the audit of EGS Electrical Group, LLC that indicates that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)." The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief